Exhibit 99.4

November 27, 2013 – Prescott Group Capital Management, a greater than 10% shareholder of Pharmathene, Inc. (NYSE MKT: PIP) urges all stockholders to vote AGAINST the issuance of shares needed to complete the proposed merger with Theraclone Sciences, Inc. and AGAINST giving PharmAthene the right to adjourn the upcoming special meeting. Prescott notes that Institutional Shareholder Services Inc. (ISS), a leading provider of corporate governance solutions, also recommends that PharmAthene stockholders vote AGAINST both of these key proposals. Additionally, Prescott urges shareholders to vote AGAINST all five proposals being submitted to a vote of PharmAthene stockholders at the scheduled December 3rd special meeting.

Prescott is not soliciting proxies relating to the meeting and notes that stockholders should cast their vote “AGAINST” the transaction directly on PharmAthene’s proxy card. Depending on how investors hold their shares, votes can be submitted by phone, internet or by checking the “AGAINST” boxes on the proxy card received from PharmAthene and signing, dating and returning it to the Company. Importantly, shareholders who have already voted are not restricted from changing their vote.

Prescott is voicing its opposition to the proposed transaction based upon the following factors:

•	We believe that PharmAthene’s SIGA litigation asset is hugely valuable and little credit for that value is given in the merger. How can the company’s own “fairness opinion” adviser value all of PharmAthene at only $1.72 a share? PharmAthene properly notes in its own proxy statement that it has taken the position in Delaware court that its damages “may be as high as $1 billion dollars” (proxy page 36). For the proposed merger transaction with Theraclone, however, PharmAthene has taken the position that its SIGA litigation is worth only about 5% of this amount. According to the Proxy Statement, to reach this conclusion PharmAthene’s financial advisor used a 100% probability for all of SIGA’s positions as to cost allocations and revenue timing, as well as a 0% probability of any orders, domestic or foreign, beyond the very base term of the drug’s current government contract (proxy page 102). It’s simply amazing what you can do with calculations if you are willing to assume absolute certainties.

•	Only after being pressed by Prescott did PharmAthene admit that its valuable $134 million NOL will be limited to a fraction of its stated value post-merger: PharmAthene made no mention of such a possible limitation in its original proxy filing and only amended the documents after we raised the point with it and the SEC. In fact, we believe that PharmAthene has essentially admitted that it did not have the calculations (required by Treasury Department regulations) to plan for the protection of this valuable asset at the time the Board voted to recommend approval of the merger. Importantly, the PharmAthene Board has refused to accept Prescott’s urging to structure the transaction in a more tax-advantaged manner. This asset is of critical importance since PharmAthene will likely need these tax net operating losses to shield future payments to be received from its ongoing SIGA litigation. Shockingly, PharmAthene buried this fact into one paragraph on page 39 of the 474 page proxy.

•	Prescott’s requested separate special meeting to receive additional information has effectively been rendered ineffective by the PharmAthene Board: Over the past weeks, Prescott, as a 10% shareholder, has attempted to call a special meeting to address these concerns for the benefit of all shareholders. PharmAthene’s reply has been that they have “no intention” to webcast the meeting for the informational benefit of shareholders or even “participate in any Prescott-requested meeting”. It has been impossible for Prescott to get satisfactory answers to its concerns with an attitude like this on the part of PharmAthene’s Board.

•	Prescott asks what Theraclone sees in this transaction: Is Theraclone actually getting anything of substantial value other than 50% of the SIGA litigation? Why does Theraclone view this as an attractive deal? Viewed in this light, it heightens Prescott’s concerns that the SIGA litigation is worth substantially more than the implied value which PharmAthene’s Board negotiated on behalf of all its shareholders.

•	Prescott is concerned that the merger’s timing has more to do with a recent 3rd party indication of interest to buy the entire company than good business judgment: Only after the SEC review process did PharmAthene revise its proxy statement to disclose that on June 10, 2013 it received a “non-binding indication of interest” from an undisclosed 3rd party to buy the entire Company. Why did PharmAthene not disclose this in their original proxy filing? Prescott is concerned that this may have improperly motivated the PharmAthene Board to enter into this transaction before waiting for the pending results of its valuable SIGA litigation.

•	The management of PharmAthene is also voting…with their feet: Although the transaction purports to be a “merger of equals”, in reality Theraclone will run the show after PharmAthene’s management team receives a multi-million dollar payment to abruptly exit.

Prescott’s prior materials discussing these points in greater detail can be found here:

•	http://www.sec.gov/Archives/edgar/data/1166152/000119312513440396/d628479dsc13da.htm

•	http://www.sec.gov/Archives/edgar/data/1166152/000119312513395909/d611354dsc13da.htm

•	http://www.sec.gov/Archives/edgar/data/1166152/000119312513453083/d634390dsc13da.htm